TransAlta announces strong third quarter results

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Q3 2011 comparable earnings per share(1) increased $0.09 or 50 per cent to $0.27

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Comparable EBITDA(1) increased $29 million or 13 per cent to $246 million

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Achieved commercial operations at 450 MW (225 MW net) Keephills Unit 3 facility

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68 MW New Richmond wind farm in Quebec remains on track

CALGARY, Alberta (Oct. 28, 2011) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings(1) for the third quarter of 2011 of $61 million ($0.27 per share) versus $40 million ($0.18 per share) for the same period in 2010.

Strong comparable results were driven by higher hydro and wind margins, higher pricing in Alberta, the addition of Keephills Unit 3, and higher Energy Trading gross margins. These results were partially offset by higher planned and unplanned outages at TransAlta’s Alberta coal facilities and higher planned outages at our natural gas-fired facilities.

“Our third quarter results reflect the ongoing benefits of a diversified fleet that allowed us to optimize our portfolio despite poor market conditions in the Pacific Northwest” said Steve Snyder, TransAlta President and CEO. “We continue to make strong advances over last year and the majority of our planned maintenance for this year is now behind us.”

Comparable EBITDA increased $29 million relative to last year, reaching $246 million in the quarter. Funds from operations(1) for the quarter were $168 million compared to $175 million a year ago. Higher earnings from Generation and Energy Trading were offset mainly by higher interest expense due to the addition of new assets and timing of cash receipts.

Net earnings attributable to common shareholders for the third quarter were $50 million ($0.22 per share) compared to $40 million ($0.18 per share) for the same period in 2010. The decrease from comparable earnings in the third quarter of 2011 is primarily due to de-designated power hedges that were deemed to no longer qualify for hedge accounting.

Fleet availability for the third quarter of 2011 remained strong at 88.3 per cent once adjusted for the decision to economically dispatch the Centralia Thermal facility.  Higher planned and unplanned outages in the quarter resulted in a slight decrease when compared to 91.0 per cent achieved for the same period in 2010.  Unadjusted fleet availability for the third quarter 2011 was 83.9 per cent.

For the first nine months, comparable earnings were $201 million ($0.91 per share) versus $133 million ($0.60 per share) for the same period of 2010. The increase was due to higher generation gross margins as a result of higher wind and hydro volumes, the optimization of Centralia Thermal, lower planned and unplanned outages at our Alberta coal facilities, and favourable pricing combined with significant improvements in Energy Trading gross margin.

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(1) Comparable earnings per share, comparable EBITDA, funds from operations, and comparable earnings are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period help management and shareholders evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

Comparable EBITDA for the nine months was $804 million, up from $660 million for the same period in 2010. Funds from operations for the nine months were $620 million compared to $571 million for the same period in 2010. This increase was due primarily to higher cash earnings.  For the full year, TransAlta is on track to achieve its target of $800 - $900 million in funds from operations.

Net earnings attributable to common shareholders for the nine months were $266 million ($1.20 per share) compared to $163 million ($0.74 per share) for the same period in 2010. The increase from comparable earnings for the same period in 2011 was primarily due to a net gain of $80 million ($0.36 per share) associated with de-designated power hedges that were deemed to no longer qualify for hedge accounting. Under accounting rules, future net earnings are expected to be lower when compared to prior periods as more contracts settle. These do not impact cash flow or comparable earnings.

Fleet availability for the nine months was 88.2 per cent, once adjusted for the decision to economically dispatch Centralia Thermal, slightly above 88.1 per cent for the same period of 2010. Unadjusted fleet availability was 83.7 per cent. For the full year, we remain on target to meet our goal of 89 to 90 per cent when adjusted for Centralia Thermal.

Also in the quarter, TransAlta, in conjunction with its partner Capital Power Corporation, began commercial operations of the 450 MW (225 MW net to TransAlta) Keephills Unit 3 supercritical coal facility on Sept. 1, 2011. The total cost of the project was approximately $1.98 billion. TransAlta’s other growth initiatives, including the 68 MW New Richmond wind farm in Quebec and the Sundance and Keephills’ uprates, all remain on track for 2012.

Third Quarter 2011 Highlights:

In millions, unless otherwise stated	3 months ended Sept. 30, 2011	3 months ended Sept. 30, 2010	9 months ended Sept. 30, 2011	9 months ended Sept. 30, 2010
Availability adjusted for Centralia (%)	88.3	91.0	88.2	88.1
Availability (%)	83.9	91.0	83.7	88.1
Production (GWh)	10,368	12,742	29,350	35,857
Revenue	629	651	1,962	1,894
Gross margin(1)	371	336	1,307	1,037
Operating income(1)	111	85	537	288
Net earnings attributable to common shareholders(2)	50	40	266	163
Comparable earnings(1)	61	40	201	133
Basic and diluted earnings per common share(2)	0.22	0.18	1.20	0.74
Comparable earnings per share(1)	0.27	0.18	0.91	0.60
Comparable earnings before interest, taxes, depreciation, and amortization (EBITDA)(1)	246	217	804	660
Funds from operations(1)	168	175	620	571
Funds from operations per share(1)	0.75	0.80	2.79	2.60
Cash flow from operations	221	224	512	521

(1) Gross margin, operating income, comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

(2) 2011 net earnings attributable to common shareholders and earnings per common share amounts include the impacts associated with the de-designation of certain ineffective hedges. 2010 year-to-date amounts include a one-time income tax recovery.

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The complete third quarter report for 2011, including the MD&A and unaudited interim financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-2216
Toll-free North American participants – 1-866-226-1792

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 5833327. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Glen Whelan Director, Communications Phone: (403) 267-7287 Email: glen_whelan@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 Email: investor_relations@transalta.com